                                                                   EXHIBIT 20.1

                                          Trading Symbol:  VGZ
                                          Toronto and American Stock Exchanges

                     VISTA ANNOUNCES FIRST QUARTER 1999 RESULTS

DENVER, COLORADO, MAY 18, 1999 - Vista Gold announced a net loss of US$3.0 million or US$0.03 per share for the quarter ended March 31, 1999 compared to net earnings of US$2.2 million or US$0.02 per share for the same period in 1998. The primary reasons for the decrease to net earnings included reduced gold production from the Hycroft mine, start-up costs associated with the Mineral Ridge mine, holding costs for the Bolivian property, and a one-time hedging gain which was received in 1998, while there was no similar gain in 1999.


                                  SUMMARY RESULTS
                   (U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

                                                    THREE MONTHS ENDED MARCH 31
                                                    ---------------------------
                                                            1999         1998
                                                      ----------   ----------
Gold revenues                                            $ 6,410     $ 10,971
Net cash provided by (used in) operating activities       (1,833)       6,500
Net earnings (loss)                                       (3,045)       2,179
Earnings (loss) per share                                  (0.03)        0.02

Weighted average shares outstanding                   90,715,040   89,152,540


                           CONSOLIDATED PRODUCTION
                                   (OUNCES)


Hycroft mine gold production                              15,770         35,017
Mineral Ridge mine gold production                         3,490              -
                                                          ------         ------
   Total gold production                                  19,260         35,017


Cash flow from operations will increase as production at the Mineral Ridge mine reaches normal levels. The Corporation's cash position as of March 31, 1999 remains strong with $5.5 million in cash and refined gold bullion available for sale. Cash flow from operating activities during the first quarter of 1999 was $1.8 million before a $3.6 million non-cash decrease in the Hycroft mine gold inventory. The average spot price realized during the quarter was $287 per ounce and the average direct cash cost was $203 per ounce on a consolidated basis. The Corporation's net working capital at March 31, 1999 was $7.9 million. Cash generated from operations was mainly


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

used for building inventories at the Mineral Ridge mine and for additional expenses incurred during start-up.

At the Hycroft mine, the decrease in gold production was attributable to the suspension of mining activities in December 1998. All subsequent Hycroft gold production has been, and will be, from previously mined and inventoried ore. After acquiring the Mineral Ridge mine, the Corporation recommenced mining and processing activities during the fourth quarter of 1998. The initial start-up period lasted approximately four months and, following normal recovery lead times, the Corporation expects to reach planned gold production levels in the second quarter 1999.

Vista Gold Corp. is an international gold mining, development and exploration company based in Denver, Colorado. Its holdings include the Hycroft and Mineral Ridge mines in Nevada, a development project in Bolivia, and exploration projects in North and South America.

                                        ---

The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties that could cause actual results to vary materially from the targeted results. Such risks and uncertainties include those described in the Company's Form 10-K.

For further information, please contact Investor Relations at (303) 629-2450.


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